Willis Lease Finance Corporation 773 San Marin Drive, Suite 2215 Novato, CA 94998 (415) 408-4700 Phone (415) 408-4701 Fax www.willislease.com

July 30, 2012

Via E-mail

Mr. Ernest Greene

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                            Willis Lease Finance Corporation

Form 10-K for the Year Ended December 31, 2011

Filed March 13, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 7, 2012

File No. 1-15369

Dear Mr. Greene:

As discussed, we respectfully request a further ten business day extension of the time to file our response to your letter dated June 29, 2012. With this extension, we plan to respond to your letter on or before August 13, 2012.

If you have any questions, please do not hesitate to contact me at (415) 408-4714.

Sincerely,

Willis Lease Finance Corporation

By:	/s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation